UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

MARCUS & MILLICHAP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

566324109

(CUSIP Number)

Alexander Yarmolinsky

Chief Financial Officer

Phoenix Investments Holdings LLC

777 S. California Avenue

Palo Alto, CA 94304

(650) 494-1400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 566324109

1	NAME OF REPORTING PERSONS Phoenix Investments Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,781,958
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,781,958

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,781,958

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	40.9%*

14	TYPE OF REPORTING PERSON CO

*	Based on 38,621,712 shares of common stock outstanding as of August 2, 2018.

CUSIP No. 566324109

1	NAME OF REPORTING PERSONS Ionian Investments Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,781,958
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,781,958

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,781,958

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	40.9%*

14	TYPE OF REPORTING PERSON CO

*	Based on 38,621,712 shares of common stock outstanding as of August 2, 2018.

CUSIP No. 566324109

1	NAME OF REPORTING PERSONS George M. Marcus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,021
	8	SHARED VOTING POWER 16,622,217
	9	SOLE DISPOSITIVE POWER 18,021
	10	SHARED DISPOSITIVE POWER 16,622,217

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,640,238

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	43.1%*

14	TYPE OF REPORTING PERSON IN

*	Based on 38,621,712 shares of common stock outstanding as of August 2, 2018.

SCHEDULE 13D

Explanatory Note

This Amendment No. 11 to the statement on Schedule 13D (“Amendment No. 11”) relates to the common stock, par value $0.0001 per share, of Marcus & Millichap, Inc.

George M. Marcus, Ionian Investments Manager LLC, and Phoenix Investments Holdings LLC filed the initial statement on Schedule 13D on November 12, 2013 (the “Initial Statement”) and capitalized terms used in this Amendment No. 11, but not otherwise defined, have the meanings given to them in the Initial Statement. This Amendment No. 11 amends and supplements the disclosure under Items 4 and 6 and amends and restates the disclosures in the cover pages hereto and Items 5 and 7 of Amendment No. 10 to the Initial Statement filed on August 1, 2018 (“Amendment No. 10”).

Item 4.	Purpose of Transaction.

Item 4 of Amendment No. 10 is hereby amended and supplemented by deleting the disclosure under paragraph (j) and adding the following in its place:

“Except as described in this Item 4, Item 6, potential pro rata distributions to Phoenix’s members and potential sales from time to time pursuant to Rule 144 under the Securities Act of 1933, the Reporting Persons do not have, as of the date of this Amendment No. 11, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or to distribute to Phoenix’s members the MMI Common Stock reported as beneficially owned in this Schedule 13D, as amended, (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties), or otherwise; to dispose of all or a portion of their holdings of securities of the Issuer; or to change their intention with respect to any or all of the matters referred to in this Item 4.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of Amendment No. 10 is hereby amended and restated by the following:

“(a)    Based on the Issuer’s Form 10-Q for quarter ended June 30, 2018, 38,621,712 shares of MMI Common Stock were outstanding as of August 2, 2018. As of August 15, 2018, the Reporting Persons beneficially own the following amounts of MMI Common Stock:

(i) George M. Marcus: 16,640,238 shares (43.1%)

(ii) Ionian: 15,781,958 shares (40.9%)

(iii) Phoenix: 15,781,958 shares (40.9%)

Mr. Marcus’ beneficial ownership consists of:

•	18,021 shares of MMI Common Stock held directly by Mr. Marcus,

•

840,259 shares of MMI Common Stock held directly by The George and Judy Marcus Family Foundation II (the “George and Judy Marcus Foundation II”) of which Mr. Marcus is a trustee and has voting and/or investment power with respect to the shares held by the George and Judy Marcus Foundation II, and

•

15,781,958 shares of MMI Common Stock held directly by Phoenix of which Ionian is the sole non-member manager and, as the sole member and manager of Ionian, Mr. Marcus has voting and/or investment power with respect to the shares held by Phoenix.

(b)    The Reporting Persons have the sole power to vote or direct the vote of the following amounts of MMI Common Stock:

(i) George M. Marcus: 18,021 shares

(ii) Ionian: 0 shares

(iii) Phoenix: 0 shares

The Reporting Persons have the sole power to dispose or direct the disposition of the following amounts of MMI Common Stock:

(i) George M. Marcus: 18,021 shares

(ii) Ionian: 0 shares

(iii) Phoenix: 0 shares

The Reporting Persons have the shared power to vote or direct the vote of the following amounts of MMI Common Stock:

(i) George M. Marcus: 16,622,217 shares

(ii) Ionian: 15,781,958 shares

(iii) Phoenix: 15,781,958 shares

As noted above, Mr. Marcus’ shared power to vote or direct the vote consist of (i) 840,259 shares held directly by the George and Judy Marcus Foundation II of which Mr. Marcus, as trustee, may direct the vote, and (ii) 15,781,958 shares held directly by Phoenix of which Mr. Marcus, as the sole member and manager of Ionian, may direct the vote. Ionian, as the sole non-member manager of Phoenix, shares with Phoenix the power to vote the 15,781,958 shares held directly by Phoenix.

The Reporting Persons have the shared power to dispose or direct the disposition of the following amounts of MMI Common Stock:

(i) George M. Marcus: 16,622,217 shares

(ii) Ionian: 15,781,958 shares

(iii) Phoenix: 15,781,958 shares

As noted above, Mr. Marcus’ shared power to dispose or direct the disposition consists of (i) 840,259 shares held directly by the George and Judy Marcus Foundation II of which Mr. Marcus, as trustee, may direct the disposition, and (ii) 15,781,958 shares held directly by Phoenix of which Mr. Marcus, as the sole member and manager of Ionian, may direct the disposition. Ionian, as the sole non-member manager of Phoenix, shares with Phoenix the power to dispose the 15,781,958 shares held directly by Phoenix.

(c)     The Reporting Persons have engaged in transactions in MMI Common Stock in the past 60 days as follows:

On July 16, 2018, Phoenix sold 33,154 shares of MMI Common Stock at an average price of $40.4751 per share pursuant to Rule 144 of the Securities Act.

On July 17, 2018, Phoenix sold 40,271 shares of MMI Common Stock at an average price of $40.4845 per share pursuant to Rule 144 of the Securities Act.

On July 18, 2018, Phoenix sold 50,000 shares of MMI Common Stock at an average price of $40.5958 per share pursuant to Rule 144 of the Securities Act.

On July 19, 2018, Phoenix sold 21,089 shares of MMI Common Stock at an average price of $40.6937 per share pursuant to Rule 144 of the Securities Act.

On July 20, 2018, Phoenix sold 20,300 shares of MMI Common Stock at an average price of $40.4101 per share pursuant to Rule 144 of the Securities Act.

On July 23, 2018, Phoenix sold 27,300 shares of MMI Common Stock at an average price of $40.1125 per share pursuant to Rule 144 of the Securities Act.

On July 24, 2018, Phoenix sold 35,874 shares of MMI Common Stock at an average price of $40.4328 per share pursuant to Rule 144 of the Securities Act.

On July 25, 2018, Phoenix sold 50,000 shares of MMI Common Stock at an average price of $40.5067 per share pursuant to Rule 144 of the Securities Act.

On July 26, 2018, Phoenix sold 33,291 shares of MMI Common Stock at an average price of $41.1781 per share pursuant to Rule 144 of the Securities Act.

On July 27, 2018, Phoenix sold 8,000 shares of MMI Common Stock at an average price of $40.6821 per share pursuant to Rule 144 of the Securities Act.

On July 30, 2018, Phoenix sold 3,000 shares of MMI Common Stock at an average price of $40.2663 per share pursuant to Rule 144 of the Securities Act.

On July 31, 2018, Phoenix sold 13,267 shares of MMI Common Stock at an average price of $40.2835 per share pursuant to Rule 144 of the Securities Act.

On August 1, 2018, Phoenix sold 18,385 shares of MMI Common Stock at an average price of $39.9033 per share pursuant to Rule 144 of the Securities Act.

On August 2, 2018, Phoenix sold 18,840 shares of MMI Common Stock at an average price of $39.6485 per share pursuant to Rule 144 of the Securities Act.

On August 3, 2018, Phoenix sold 29,653 shares of MMI Common Stock at an average price of $39.4831 per share pursuant to Rule 144 of the Securities Act.

On August 6, 2018, Phoenix sold 31,237 shares of MMI Common Stock at an average price of $39.5757 per share pursuant to Rule 144 of the Securities Act.

On August 7, 2018, Phoenix sold 45,569 shares of MMI Common Stock at an average price of $39.8022 per share pursuant to Rule 144 of the Securities Act.

On August 8, 2018, Phoenix sold 17,515 shares of MMI Common Stock at an average price of $38.3702 per share pursuant to Rule 144 of the Securities Act.

On August 9, 2018, Phoenix sold 13,700 shares of MMI Common Stock at an average price of $38.4248 per share pursuant to Rule 144 of the Securities Act.

On August 15, 2018, Phoenix distributed 559,091 shares of MMI Common Stock on a pro rata basis to its members, of which Mr. Marcus received 550,000 shares of MMI Common Stock.

On August 15, 2018, Mr. Marcus gifted 550,000 shares of MMI Common Stock to his family charitable foundation, the George and Judy Marcus Foundation II.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and supplemented as follows:

On May 10, 2018, the Issuer filed a registration statement on Form S-3 (“Form S-3”) to register 2,000,000 shares of MMI Common Stock that may be sold from time to time by Phoenix. As of August 15,

2018, Phoenix had sold 814,568 shares of MMI Common Stock pursuant to the Form S-3. On August 15, 2018, the prospectus in the Form S-3 was supplemented to list the George and Judy Marcus Foundation II as a selling stockholder. As a result, Phoenix may sell up to an additional 635,432 shares of MMI Common Stock pursuant to the Form S-3, and the George and Judy Marcus Foundation II may sell up to 550,000 shares of MMI Common Stock pursuant to the Form S-3.

Item 7.	Material to be filed as Exhibits.

Item 7 of Amendment No. 10 is hereby amended and restated by the following:

“Exhibit A:	Joint Filing Agreement (filed herewith)”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2018

PHOENIX INVESTMENTS HOLDINGS LLC by Ionian Investments Manager LLC Its Non-Member Manager /s/ George M. Marcus GEORGE M. MARCUS, Sole Member and Manager
IONIAN INVESTMENTS MANAGER LLC /s/ George M. Marcus GEORGE M. MARCUS, Sole Member and Manager

GEORGE M. MARCUS /s/ George M. Marcus

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Dated: August 16, 2018

PHOENIX INVESTMENTS HOLDINGS LLC by Ionian Investments Manager LLC Its Non-Member Manager /s/ George M. Marcus GEORGE M. MARCUS, Sole Member and Manager
IONIAN INVESTMENTS MANAGER LLC /s/ George M. Marcus GEORGE M. MARCUS, Sole Member and Manager

GEORGE M. MARCUS /s/ George M. Marcus